April 10, 2007

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Response to Review Letter Dated March 28, 2007
For Kimball International, Inc.
Form 10-K for the fiscal year ended June 30, 2006
Filed August 23, 2006
File # 0-3279

Dear Mr. Cash:

We received your letter dated March 28, 2007 with additional comments regarding our response to your letter dated March 7, 2007. We have repeated your comments and inserted our responses to your inquiries below.

Note 14 Segment and Geographic Area Information, page 62

1. We have reviewed your response to our prior comment one in our letter dated March 7, 2007, including the internal reports that you have supplementally provided to us. We note that your components:

  Engage in business activities from which they earn revenues and incur expenses,
  Have their operating results regularly reviewed on a detailed level by your CODM, and
  Have discreet financial information.

Therefore, we believe that your components constitute operating segments since they have met each of the requirements in paragraph 10 of SFAS 131. As a result, please provide us with a comprehensive analysis of how these operating segments can be aggregated into reporting segments given each of the criteria outlined in paragraph 17 of SFAS 131.

Kimball's Response:

As identified in our previous letter dated March 19th, we have identified the following business units as components of Kimball International as of December 31, 2006, our most recent reported fiscal quarter:

Electronic Contract Assemblies Segment
Kimball Electronics Jasper
Kimball Electronics Mexico
Kimball Electronics Thailand
Kimball Electronics Poland
Kimball Electronics China
Kimball Electronics Wales
Kimball Electronics Ireland
Kimball Electronics Shared Services

Furniture & Cabinets Segment
Kimball Office
National Office Furniture
Kimball Hospitality
flexcel - Borden
flexcel - Salem
flexcel - Fordsville
flexcel - Jasper Cherry Street
flexcel - Santa Claus
flexcel - Jasper 15th Street
flexcel - Post Falls
flexcel - Jasper 11th Avenue
flexcel - Logistics
flexcel - Dongguan
flexcel - Jasper 16th Street
Furniture Group Shared Services

Based on your letter dated March 28th and our telephone discussion with Tricia Armelin on April 2nd, we acknowledge that each of our business units qualify as operating segments based on the three criteria listed in paragraph 10 of FAS 131. Therefore, below we address each of the aggregation criteria in paragraph 17 of FAS 131 relating to these operating segments (business units) and why we believe they meet the criteria to aggregate into our two reportable segments -- the Electronic Contract Assemblies segment and the Furniture and Cabinets segment.

Electronic Contract Assemblies segment

The Nature of the Products and Services
Our business units' engineering and manufacturing services primarily entail the insertion and attachment of microchips and other electronic capacitors and conductors in ever more complex and smaller designs onto multi-layered circuit boards, the production of wiring harnesses and other electronic equipment, assembling such into sub or final products, testing of products under a series of harsh conditions, and packaging of electronic and other related products, all to the specifications and designs of our customers. Integrated throughout our business is customer program management over the life-cycle of the product along with supply chain management, which affords our customers the opportunity to focus their attention and resources to sales, marketing and product development. Our customers sell their unique end products under their brand name into various markets and industries. Our business units perform all or parts of the above services for our customers in an integrated fashion and accordingly, the aggregation criteria information noted herein applies to each of these business units:

  Kimball Electronics Jasper
  Kimball Electronics Mexico
  Kimball Electronics Thailand
  Kimball Electronics Poland
  Kimball Electronics China
  Kimball Electronics Wales
  Kimball Electronics Ireland

Kimball Electronics Shared Services is a shared service organization servicing all of our Kimball Electronics business units. We exited the Auburn facility in September 2006.

The Nature of the Production Process
We have engineering, production and service operations in the following countries as of June 30, 2006:

  United States
  Mexico
  Thailand
  Poland
  China
  Wales, UK
  Ireland

The production process at each business unit is similar, with very high engineering, quality control, production and test capabilities, although the Wales, UK operation does not have circuit board capabilities. Each business unit utilizes six-sigma methodology of continuous improvement to allow us to remove variation from production processes and reduce costs.

Our business units do not operate independently. Frequently, products manufactured at one facility are shipped to another facility to be used as an input in that facility's production or to be packaged with related customer products. As an example, circuit boards are made in our U.S. facility and sent to the Wales, UK facility for assembly into an electronic diagnostic tester that is then shipped as a final product to our customer. Further, at the request of customers, we often transfer programs or parts of programs across our various business units within this segment. As mentioned in our previous correspondence, this is often done to support our customers' wish for us to do safe-launches of programs in certain geographies that have proximity to the customer and/or stronger engineering resources, and then, after the program is stabilized with few engineering changes, the program may be moved to a different business unit in a low-cost geography or one with proximity to customers, allowing our customers to improve costing and market penetration. Some of our customers also request that programs be manufactured at multiple locations at the same time due to proximity of customers' end markets and for disaster recovery purposes. For reference, over the last three fiscal years, we engineered, conducted production line certification and began production for a period of time in a business unit and then transferred that production to a different facility on 10 occasions, which included over 100 sub assemblies. The ability to successfully transfer these programs/customers among the various business units in this segment is a key aspect of our total package of value offered to our customers and it is critical to the success of our electronics business.

To facilitate the delivery of our package of value of seamlessly transferring customer programs and sub assemblies among our business units, we manage our capital equipment spend by standardizing on certain types and brands of electronic placement and insertion machines and other equipment to minimize engineering downtime and speed employee training on new customer programs introduced to a particular business unit. Similarly, we utilize a Global Sourcing Team that centrally negotiates segment-wide supply agreements which further eases our ability to transfer programs and customers among the various facilities in this segment.

The Type or Class of Customer For Products and Services
The customers for all of our business units are generally large, global manufacturers and/or marketing organizations. The products at all of our business units are produced to customers' specifications and designs. Our customers use the products we build for them in sub-assemblies they produce and sell to other customers, or they use our products in their own end products. Our customers are concentrated in the automotive, industrial controls, medical and public safety industries. Many of our business units serve customers in multiple industries.

Also, we have production agreements in place for customers that span multiple business units. For example, in fiscal year 2006, the products/programs covered under production agreements with six of our customers were each manufactured at two different manufacturing facilities at the same time. Further, we have two customers where their products/programs covered under production agreements were manufactured at three of our manufacturing facilities at the same time.

The Methods Used to Distribute Products or Provide Services
We sell to our customers on a contract basis. Our method of distribution is the same for all of our business units within this segment. Our manufacturing and engineering services are marketed through our internal business development team, which functions at the segment level. When our business development team approaches new customers, they do not try to sell the manufacturing and engineering services of one particular business unit within this segment, but rather focus on the entire package of value we can offer from a segment perspective. We work directly with our customers in determining which is the best location to produce the product. As mentioned previously, many times our customers request that production begin at one location until the production is stabilized, but then moved to a lower cost geography or one with proximity to their customers.

The Nature of the Regulatory Environment
Not Applicable

Similar Long-Term Economic Characteristics
All of the business units within this segment have similar long-term economic characteristics with respect to the level of volatility in margins and profitability from year to year driven by an operating model of very tight margins. The tight margin pressures stem from our customers across all industries within this segment regularly requesting cost-downs from year to year. Our annual profitability from year to year at the business unit level tends to vary significantly based on volumes, which due to the contract/program nature of our business can change significantly as we ramp up new customers and as old programs come to end of life. This trend is similar among all of our business units within this segment and we expect this trend to continue in the future.

Overall, the operations of the business units within this segment are similar in nature based on the aggregation criteria listed in paragraph 17 of FAS 131. Due to the coordination and integration of these business units, analyzing and reporting results at the business unit level does not present a clear picture and does not allow one to fully see the overall performance of this business. Accordingly, we believe it is appropriate under FAS 131 to report results of these business units (operating segments) as one reporting segment.

Furniture and Cabinets Segment

Before I discuss the aggregation criteria for the Furniture and Cabinets segment, let me briefly explain the structure of this segment and how the business units within the segment interact. With respect to the business units we identified above, Kimball Office, National Office Furniture and Kimball Hospitality are marketing and sales operations, and all of the flexcel business units (Borden, Salem, Fordsville, Jasper Cherry Street, Santa Claus, Jasper 15th Street, Post Falls, Jasper 11th Avenue, Logistics, Dongguan and Jasper 16th Street ) are manufacturing units.

There is a significant amount of intercompany activity among the business units in this segment. The flexcel units manufacture most of the product that is sold by Kimball Office and National Office Furniture and select product for Kimball Hospitality. The flexcel units also manufactured and sold contract private label products to external customers in fiscal year 2006 which represented approximately 15% of their total sales, with the remainder being intercompany sales. Because of this, one cannot get a complete picture of product line profitability by looking at the individual business units. For example, the flexcel units manufacture and sell product to Kimball Office, National Office Furniture and Kimball Hospitality at an inter-company profit. When these marketing and sales business units sell that product externally, they also earn a profit; and therefore, the total profit for that product is split in the financial statements between the marketing and sales business units and the flexcel manufacturing units. Further, flexcel manufacturing business units generated earnings when they sold contract private label products to external customers. We do not have discreet financial information available dividing the flexcel manufacturing business unit profitability between products they produced for our internal branded furniture lines and products produced externally for contract private label. Looking forward, in fiscal year 2007, we have exited the contract private label products business and thus, flexcel will no longer be a manufacturer for external customers. The manufacturing locations of flexcel will become cost centers of Kimball Office, National Office Furniture and Kimball Hospitality.

For our discussion below on the aggregation criteria, we have grouped together the discussion for all of the flexcel business units as the information we are providing is applicable to all flexcel business units.

Following is a discussion on the aggregation criteria:

The Nature of the Products and Services
Kimball Office and National Office Furniture provide office furniture solutions for private offices, open floor plan areas, conference rooms, training rooms, lobby and lounge areas with a vast mix of wood, metal, laminate, paint and fabric options. Products include desks & credenzas, seating, tables, systems/dividers, filing and storage units and accessories such as audio visual boards and task lighting. Additionally, Kimball Office sells floor-to-ceiling room dividers and wall panels. Kimball Office products tend to focus on the more complex customer solutions and National Office Furniture products are geared more to the mid-market/less complex/lower cost aspect of the office furniture market.

Kimball Hospitality provides furniture solutions for hotel properties, timeshare properties, condominiums and mixed use developments. Products include room headboards & footboards, desks, tables, floor-to-ceiling wall panels, in-room seating, lobby and lounge furniture and headboard lighting.

The flexcel manufacturing units produce furniture products for our internal marketing and sales units (Kimball Office, National Office Furniture and Kimball Hospitality) as mentioned above. In addition, the flexcel manufacturing units also produced and sold furniture on a contract basis to the specification and design of our external customers (referred to as contract private label products above) prior to the exit of this product line in fiscal year 2007. The contract private label products included wood projection television cabinets and stands, store display cabinets, office furniture and other wood components. In fiscal year 2006, over 85% of the flexcel business units' sales were to our internal marketing and sales units (Kimball Office, National Office Furniture and Kimball Hospitality).

The major competitive factors for all of these furniture products are similar in nature and include:

1.   price in relation to quality and appearance with respect to fit and wood finish

  A majority of our products are wood-based, which is a highly variable raw-material in terms of standardizing a consistent final end-product due to the influence of humidity, grain patterns, etc. Accordingly, excellent fit and wood finish of our products is difficult to master, and very important in the eye of the customer.
  The quality and construction of the furniture as well as appearance of the furniture play an important role in the price a customer is willing to pay for the furniture products. This is a common characteristic among all of the furniture products sold by these business units.

2.   the utility of the product

  The utility of the office, hospitality furniture and contract private label products sold within this segment is similar. For example, we manufactured office furniture sold under our brands, and also produced office furniture under contract with external customers. These products then compete in the same marketplace. Similarly, in many hotels, lobby & lounge furniture and the in-room desk and task seating products are similar to what can be found in a business environment. The furniture must accommodate the business traveler and be a substitute for an office away from the office.

3.   supplier lead times and reliability of on-time delivery

  Meeting customer lead time expectations and hitting delivery dates is a critical component in all of the furniture products sold by Kimball Office, National Office Furniture, Kimball Hospitality and flexcel, whether it is coordinating the meeting of installation deadlines for large, complex office and hotel projects or the meeting of delivery deadlines for our external furniture and cabinet customers' peak selling seasons. Our delivery performance is tied to specific deadlines and our success is heavily measured on how we perform to these deadlines. This is similar in all our business units.

The Nature of the Production Process
The product development process used is similar among Kimball Office, National Office Furniture and Kimball Hospitality. For our standard product, market research is completed to determine market trends and gain an understanding of the market. Ideas and concepts are then developed based on this market research. The concepts are taken to the design stage and then our engineers begin to develop product specifications. Prototypes are built, product testing is performed, marketing promotions are finalized and finally the product is produced and taken to market. For products that we build to customer specifications for the contract private label products sold by our flexcel manufacturing units, usually the design comes from the customer, but from that point forward, the process is similar to our standard product offering.

The manufacturing processes used to produce all of the furniture sold by Kimball Office, National Office Furniture, Kimball Hospitality and flexcel are also similar. Our flexcel manufacturing operations across this segment have interchangeable production capabilities, share similar types of equipment, use similar raw materials, primarily wood, and use some common raw material suppliers. The wood finishing techniques and the nuances associated with wood finishing are similar across all wood furniture. In many circumstances, both the office furniture and contract private label furniture are produced within the same Kimball manufacturing facility. To meet competitive pricing pressures, select furniture and/or parts for Kimball Office, National Office Furniture, Kimball Hospitality and flexcel are also manufactured by outside suppliers in Mexico, Eastern Europe or Asia. Whether the products are produced internally or externally, the raw materials, production techniques and equipment used are similar.

In addition, support functions - accounting, finance, credit & collection, information technology, human resources, supply chain management, product testing - are organized centrally as a shared service to support Kimball Office, National Office Furniture, Kimball Hospitality and the flexcel units. Our shared services organization is able to provide support/services to all of the business units in this segment because of the similarities in products and processes among the units. As noted in our March 19th letter, all our furniture operations are headed by one group president, who reports to our CODM.

The Type or Class of Customer For Products and Services
Kimball Office and National Office Furniture customers are predominately large companies who buy our office furniture product to furnish office space, often with the buying process involving the customer's use of architect and design resources.

Kimball Hospitality customers are also predominately large companies who buy our hospitality furniture product to furnish hotel rooms. As with the office furniture market, often the buying process with hospitality furniture involves the customer's use of architect and design resources.

The flexcel units sell their product internally to Kimball Office, National Office Furniture and Kimball Hospitality. The external customers for the contract private label products were predominately large companies that sold the furniture we produced for them under their own brand name.

The service level demanded by our customers is similar across all of the business units and includes completeness of the order when shipped, timeliness of delivery of the product to meet large and complex installation deadlines and quality as measured by our performance to the customers' expectation.

The Kimball and National office furniture product is sold primarily to end users, office furniture dealers, wholesalers, rental companies and catalog houses for use in office settings. The hospitality furniture is also sold to end users, primarily to large holding companies of hotels and casinos. The contract private label products were sold on a contract basis to customers in various industries including office furniture, store display cabinets and the television industry prior to our exit of this product line in fiscal year 2007.

We also motivate cross-selling of products where hotels and casinos may also purchase products from our Kimball and National office furniture lines.

The Methods Used to Distribute Products or Provide Services
All of the products from these business units are sold through sales representatives, either internal Company sales representatives as is the case with office furniture for Kimball Office and National Office Furniture and contract private label products for the flexcel units or independent representatives as is the case with hospitality furniture for Kimball Hospitality.

We use similar methods of establishing high level marketing strategies for Kimball Office, National Office Furniture, and Kimball Hospitality. The marketing strategies include the use of printed brochures for our products, advertising in trade publications and the participation in trade shows as an important part of our marketing program for our furniture products.

In addition, for large office and hotel projects, Kimball Office, National Office Furniture and Kimball Hospitality use a similar marketing strategy to transport customers to our southern Indiana location and provide tours of our corporate showroom, testing labs and manufacturing facilities to showcase our furniture and customer service offering to assist in completing the sale. This is a very important part of the selling process as often, the amount of capital to be invested by customers is quite large, and they want to have this personal assessment of our capabilities before making a purchase commitment. We have a centralized Guest Services organization which coordinates these sales visits for all of our branded furniture product sales involving tours.

The Nature of the Regulatory Environment
Not Applicable

Similar Long-Term Economic Characteristics
For the information of the staff only, we are delivering to the Staff under separate cover our analysis of the similar long-term economic characteristics for the Furniture & Cabinets business units. We are sending this analysis to you separately and as a supplemental submission under Rule 12b-4. We will also specifically request confidential treatment for such submission pursuant to Rule 83 of the Commission's Rules of Practice.

Overall, the furniture produced and sold by these business units has similar characteristics as discussed above with respect to the aggregation criteria listed in paragraph 17 of FAS 131. Our internal organization is structured such that all of the business units are viewed as a group and results are discussed with the Board of Directors as a single segment. We have one Group President that has responsibility for all of these business units, and our Chief Operating Decision Maker regularly assesses performance and allocates resources at the segment level. Analyzing and reporting results at the business unit level does not allow one to fully see the overall performance of the products within this segment. Accordingly, we believe it is appropriate under FAS 131 to report results of these business units (operating segments) as one reporting segment.

* * * *

The Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses clearly and adequately address your additional questions and comments. However, if you should have further questions or require additional information, we will provide it to you promptly upon your request. If you would like to discuss any of our responses, please give me a call at 812-482-8264.

Sincerely,

/s/ Robert F. Schneider

Robert F. Schneider Kimball International, Inc. Executive Vice President, Chief Financial Officer